SCHEDULE 13G

(Rule 13d-102)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CONSTANT CONTACT, INC. (Name of Issuer)

Common Stock, $0.01 par value (Title of Class of Securities)

210313102 (CUSIP Number)

October 3, 2007 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 210313102	13G	Page 2 of 10 Pages

1. Names of Reporting Persons/I.R.S. Identification Nos. of above persons (Entities Only). Hudson Venture Partners II, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 2,795,677
6. Shared Voting Power 0
7. Sole Dispositive Power 2,795,677
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,795,677
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares Ð (See Instructions)
11. Percent of Class Represented by Amount in Row (9) Approximately 10.1% as of the date of this filing*
12. Type of Reporting Person (See Instructions) PN
* Based on 27,613,471 outstanding shares of the common stock, par value $0.01 per share, of Constant Contact, Inc. (the “Issuer”), as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 15, 2007.

1. Names of Reporting Persons/I.R.S. Identification Nos. of above persons (Entities Only). Hudson Ventures II, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 2,795,677
6. Shared Voting Power 0
7. Sole Dispositive Power 2,795,677
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,795,677
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares Ð (See Instructions)
11. Percent of Class Represented by Amount in Row (9) Approximately 10.1% as of the date of this filing*
12. Type of Reporting Person (See Instructions) OO

* Based on 27,613,471 outstanding shares of the common stock, par value $0.01 per share, of Constant Contact, Inc. (the “Issuer”), as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 15, 2007.

Page 3 of 10 Pages

Item 1.	(a)	Name of Issuer:
Constant Contact, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: Reservoir Place 1601 Trapelo Road, Suite 329 Waltham, Massachusetts 02451

Item 2.	(a)

Name of Persons Filing:

This joint statement on Schedule 13G is being filed by Hudson Venture Partners II, L.P. (“Hudson L.P.”) and Hudson Ventures II, LLC (“Hudson LLC”), who are collectively referred to as the “Reporting Persons.”  Hudson LLC is the general partner of Hudson L.P. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

(b)

Address of Principal Business Office or, if none, Residence:

The principal business office of the Reporting Persons with respect to the shares reported hereunder is 535 5th Ave., 14th Floor, New York, New York 10017-3572.

(c)	Citizenship: Hudson L.P. is a Delaware limited partnership. Hudson LLC is a Delaware limited liability company.

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share.

(e)	CUSIP Number: 210313102
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

Page 4 of 10 Pages

CUSIP No. 210313102	13G	Page 5 of 10 Pages

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐ Investment company registered under Section 8 of the Investment Company Act.
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
(a)

Amount Beneficially Owned:

Hudson L.P. is the current record holder of 2,795,677 shares (the “Shares”) of common stock, par value $.01 per share, of the Issuer. Hudson LLC, is the general partner of Hudson L.P. and controls the voting and disposition of the Shares. As the general partner of Hudson L.P., Hudson LLC may be deemed to be the beneficial owner of the Shares. Hudson LLC. disclaims beneficial ownership of the Shares, except to the extent of its pecuniary interest.

(b)	Percent of Class:

See Item 11 on each cover page.

(c)

Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

CUSIP No. 210313102	13G	Page 6 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification And Classification of Members of The Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable
Item 10.	Certifications. Not Applicable

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008

Hudson Venture Partners, II, L.P.

By: Hudson Ventures II, LLC., its
General Partner

By: /s/ Glen Lewy
Name: Glen Lewy
Title: Managing Member

Date: February 12, 2008

Hudson Ventures II, LLC.

By: /s/ Glen Lewy
Name: Glen Lewy
Title: Managing Member

Page 7 of 10 Pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated February 12, 2008, between Hudson Venture Partners II, L.P. and Hudson Ventures, LLC.

Page 8 of 10 Pages

CUSIP No. 210313102	13G	Page 9 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, par value $0.01 per share, of Constant Contact, Inc., a Delaware corporation, and further agree that this joint filing agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13G (including any and all amendments thereto), and for the accuracy and completeness of the information concerning such party contained therein, except that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate or incomplete.

This joint filing agreement may be executed in two or more counterparts, each of which shall be deemed an original instrument, but all such counterparts shall together constitute for all purposes one and the same instrument.

[Signature Page Follows]

Date: February 12, 2008

Hudson Venture Partners, II, L.P.
By:	Hudson Ventures II, LLC.,
its General Partner

By: /s/ Glen Lewy
Name: Glen Lewy
Title: Managing Member

Date: February 12, 2008

Hudson Ventures II, LLC.

By: /s/ Glen Lewy
Name: Glen Lewy
Title: Managing Member

Page 10 of 10 Pages